

February 21, 2024

Kent Louis Kaufman
Chief Executive Officer
Black Hawk Acquisition Corp
4125 Blackhawk Plaza Circle, Suite 166
Danville, CA 94506

> **Re: Black Hawk Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed February 5, 2024**
> **File No. 333-276857**

Dear Kent Louis Kaufman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Registration Statement on Form S-1

Risk Factors
The excise tax included in the Inflation Reduction Act of 2022, page 47

1. Refer to prior comment 1. We note you deleted the statement that the proceeds held in the trust account could be subject to the Excise Tax and instead have included a statement that you are not permitted to use the proceeds placed in the trust account and the interests earned thereon to pay any excise taxes. Please clarify whether the proceeds held in the trust account could be subject to the Excise Tax. We note that Section 1(j) and Exhibit C of the Investment Management Trust Agreement provide for the withdrawal from the Trust Account of interest earned on the Property requested by the Company to cover certain tax obligations. It is also unclear whether the IRS could assess liability against the trust for excise taxes.

Risks Relating to Our Securities
If we are deemed to be an investment company..., page 60

2.   Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also, include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

      Please contact Catherine De Lorenzo at 202-551-3772 or Ruairi Regan at 202-551-3269 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Real Estate & Construction

cc: Cassi Olson, Esq.